Ryan Sansom +1 617 937 2335 rsansom@cooley.com

May 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549

Attn: Christina Chalk and Blake Grady

Re:	biote Corp.
Schedule TO-I filed May 9, 2023
File No. 005-92341
Form S-4 filed May 9, 2023
Form S-4/A filed May 16, 2023
File No. 333-271782

Dear Ms. Chalk and Mr. Grady:

On behalf of our client, biote Corp. (“Biote” or the “Company”), we are providing this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 17, 2023 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on May 9, 2023, as amended on May 16, 2023 (the “Registration Statement”) and Schedule TO-I filed with the Commission on May 9, 2023. Concurrently with the submission of this response letter, the Company has revised the disclosures in the Registration Statement and is publicly filing via EDGAR an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Schedule TO-I filed May 9, 2023

Registration on Form S-4 filed May 9, 2023, as amended on May 16, 2023

General

1.	Since this exchange offer commenced upon filing of the registration statement, the statement that the prospectus is “subject to completion” and “preliminary” is inapplicable. Please delete.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover of the Amended Registration Statement.

Cooley LLP    500 Boylston Street, 14th Floor    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

Securities and Exchange Commission May 23, 2023 Page 2

2.

We note your disclosure that “[w]e reserve the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and if the Warrant Amendment is approved, we intend to require the conversion of all Warrants to shares of Class A Common Stock as provided in the Warrant Amendment.” Please provide a legal analysis regarding how Warrants may be redeemed either during the Offer and Consent Solicitation or within 10 business days after the Expiration Date. Refer to Exchange Act Rule 13e-4(f)(6) and Rule 14e-5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of the Amended Registration Statement by removing the reservation of rights language related to the redemption of warrants.

Risk Factors, page 14

3.

The following sentence fragment on page 14 appears to be missing words: “Pursuant to the terms of the Warrant Agreement, the vote or written consent of holders of at least 50% of the Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants, at least 50% of the Private Placement Warrants.” Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 14 of the Amended Registration Statement.

Market Information, Dividends and Related Stockholder Matters, page 129

4.	State the high and low sales prices for the Warrants for each quarter during the past two years. Refer to Item 1002(c) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 132 of the Amended Registration Statement.

5.	Provide the disclosure required by Item 1008(a) of Regulation M-A, including the percentage of Warrants beneficially owned by each director and executive officer of the Company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 134 of the Amended Registration Statement.

Cooley LLP    500 Boylston Street, 14th Floor    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

Ryan Sansom +1 617 937 2335 rsansom@cooley.com

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (617) 937-2335.

Sincerely,

/s/ Ryan Sansom
Ryan Sansom
Cooley, LLP

cc:	Teresa S. Weber, Chief Executive Officer of the Company
Samar Kamdar, Chief Financial Officer of the Company
Marybeth Conlon, Vice President, Business Development, General Counsel and Corporate Secretary of the Company

Peter Byrne, Partner at Cooley, LLP

Cooley LLP    500 Boylston Street, 14th Floor    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com